Exhibit 99.2

LETTER TO SHAREHOLDERS

Q3 Fiscal 2021

November 4th, 2021

Dear Existing and Future Shareholders,

It’s our pleasure to share Wallbox’s select third quarter and year-to-date financial highlights, and our first results ever as a public company.

It has been one month since Wallbox listed on the New York Stock Exchange and began life as a public company. For those who may be new to following Wallbox, we welcome your interest and begin with an overview on our company.

Company Overview

Wallbox was founded in 2015 with the goal of accelerating the adoption of electric vehicles (“EVs”) through smarter, simpler charging and energy management solutions. In order to do this, we had to build a charger unlike anything the market had seen before - one that was exceptionally user-centric, design-forward, and made for smarter charging at home. We then expanded this same innovative approach to serve customers wherever they are - first at work and in semi-public spaces and now on public roads as well. The result is a robust portfolio of hardware and software solutions that spans all charging segments with breakthrough innovations, such as Quasar for bi-directional DC home charging and our modular Supernova for cost-effective public charging.

These past six years have presented us with many other exciting milestones. Some highlights to mention are:

●	Sold products in over 80 countries around the world
●	Launched the world’s first bi-directional charger for home use, one of the most affordable, scalable DC fast chargers on the market.
●	Expanded into the U.S. in 2021 and became the #1 best selling EV charger on Amazon within the first three months of launch.
●	Launched a joint venture with Changchun FAWSN in China, part of one of the largest automobile makers in the world, to manufacture 50,000 chargers for the country.
●	Acquired two companies, including Electromaps, the leading public charging platform in Southern Europe.

And throughout it all we’ve partnered with leading auto manufacturers, utility companies, distributors, and investors worldwide to accelerate the shift to electric vehicles.

Today, Wallbox employs over 700 people spread across nine offices and two manufacturing plants in three continents - more than 250 of which are engineers. We have sold chargers in more than 80 countries, and we have recently announced two new manufacturing facilities to support our production capacity and meet the demand of the global market.

We’re extremely proud of what we have accomplished so far, and yet we’re just getting started.

Public Company Listing on NYSE

On October 4th, 2021, Wallbox completed its business combination with Kensington Capital Acquisition Corporation II (“KCAC”) and became a publicly traded company on the NYSE. Amid a turbulent market, we strengthened our liquidity position by $252 million in gross proceeds from the business combination ($141 million from KCAC’s trust account and $111 million from our PIPE offering) and $212 million in net proceeds, following transaction expenses. We forecast that this capital injection plus our existing resources will fully fund our capital requirements and operations through 2024 and 2025, when we anticipate positive EBITDA and cash flow, respectively.

Market Overview

Earlier this year, Bloomberg New Energy Finance predicted that the world will need more than 309 million chargers to adequately support forecasted EV adoption by 2040, and that 87% of these chargers will be located at home.

One of the main reasons we elected to pursue a public market capital raise this year was to entrench Wallbox as a leading player throughout this paradigm shift. We believe in the formula that has brought us this far and will continue to shape this ever-evolving market. As from day 1, we remain committed to:

1.

Innovative Technology - We are continually breaking new ground in terms of functionality, form factor and quality – and we believe that setting the pace for innovation will be critical to remain competitive in our space.

2.

Vertically Integrated Operations - We assemble our entire product portfolio in-house, from concept to production, giving us unprecedented control and fast turnaround time to get to market. Against a challenging market backdrop with global supply chain shortages, our manufacturing and engineering infrastructure allows us to minimize the effects of market shortages and continue manufacturing our products and delivering them within as little as 72 hours.

3.	Turnkey Business Model - Our hardware + software + service business model generates high gross margins[1] today and is expected to generate recurring revenue opportunities for the future.
4.

Global Presence - With offices in Europe, U.S., and China, Wallbox is poised to capitalize on the burgeoning EV market around the world and offers a far-reaching footprint to OEMs and corporations with an international presence.

5.

Building a Seasoned Team - Our world class executive team and board members come from top utility, OEM, and tech companies around the world, and are further bolstered by the addition of Kensington to the Wallbox family.

But what is Wallbox’s key differentiator? Energy management. As the market grows, we fully anticipate new entrants to develop basic hardware that allows drivers to simply pull energy from the grid to charge their car. However, with industry reports predicting that EVs will increase global energy demand on the grid by anywhere from 10-50%, depending on the country, we view these solutions as near-sighted. In contrast 80% of current Wallbox charges sold utilize energy management functionalities through our software, myWallbox, creating ecosystems that can save users money, increase charging

1 Gross margin is defined as revenue less changes in inventories and raw materials and consumables used.

speeds, reduce mounting pressure on the grid and ultimately lead to a more sustainable use of energy. Through our suite of energy management solutions, such as Power Boost - dynamic load balancing, Eco-Smart - solar EV charging, and full building energy systems like Sirius, we believe that we have developed systems that by integrating solar panels, vehicles, and stationary batteries to power homes, commercial buildings, or even communities, provide the cleanest, most affordable energy the market currently has to offer.

Third Quarter 2021 Overview

We are pleased to share that the third quarter of 2021 was our most successful quarter to-date.

Third quarter revenue was $22 million, up nearly 250% year-over-year. This brings Wallbox’s cumulative 2021 revenue to $55 million, up over 280% against the same period last year and up 16% from our 2021 budget forecast. This sales increase is primarily driven by expansion of our commercial footprints in already established markets, the entrance into new markets, and the launch of new products.

There are a few markets worth noting. In Germany, which is Europe’s largest EV market, our 2021 year-to-date revenues are nearly 540% greater than full-year 2020 results, as we have generated nearly $8 million in revenues through September 30. In the United Kingdom and France, we have outperformed full year 2020 revenues by 63% and 50%, respectively in the nine months ended September 30th.

The third quarter was a breakout quarter for our presence in the U.S. We posted $1.9 million of sales in Q3, bringing the nine-month total to $3.7 million. We retained our position as one of the best-sellers of EV chargers on Amazon and as Amazon’s choice for the category. As a result, this channel generated $1.3 million in revenue in Q3 alone, bringing the yearly total to $2.4 million. Our performance was boosted by the introduction of a 48Amp version of our best-selling home charger, Pulsar Plus, in August and is exclusively available in the U.S. This product is now one of the fastest residential chargers on the market and is tailored to the enhanced battery technology included in next generation EV models such as the Ford Mach-E, the VW ID.4, and Rivian’s portfolio. Lastly, we partnered with SunPower (NASDAQ: SPWR), a leading solar technology and energy services provider, to integrate solar panels and home EV charging into one single bundle. Wallbox expects this will be their preferred charger provider for their customer base of approximately 370,000, and that SunPower will be our preferred installer of chargers and solar panels.

In terms of unit sales, we are proud to announce that we have sold over 66,000 chargers in the first nine months of 2021, 26,000 of which were sold in the third quarter. Pulsar Plus remains our best-selling product, followed by Copper SB, and Commander 2.

In Q3, we reported a 39% gross margin. While the global supply chain shortage and issues with allocations did somewhat impact gross margins, our primary objective was to continue producing in order to meet market demand. At Wallbox, we are dedicated to never stopping production and have been unwavering in our commitment to deliver within our window of 72 hours or less. Over the past quarter, unlike some other EV charging companies, we continued production and we were able to do this in large part due to our vertically integrated supply chain and our in-house engineering and validation teams.

We achieved various other commercial and operational milestones during the quarter as well that will lay the foundation for continued strong growth. To support the growing demand Wallbox is seeing in the North American market, we announced the establishment of a 130,000 square foot manufacturing facility in Arlington, Texas, that is expected to have enough manufacturing capacity to support Wallbox North America’s manufacturing needs for the next decade. This factory will house the assembly lines for our North American versions of Pulsar Plus, Quasar, our bi-directional charger, and Supernova, our DC fast charger (“DCFC”) for public use. Production at the facility is expected to start during the second half of 2022, and we forecast a manufacturing capacity of 290,000 units annually by 2027 and 500,000 by 2030.

Given the expected growth of the sector, we committed to open a second plant in Barcelona earlier this year. We’re happy to announce that the first assembly lines are being installed and the new plant will start producing by the end of the year. This facility will add another 500,000 units to our manufacturing capacity by the end of 2023. This plant will include state of the art manufacturing and logistics technologies such as automated assembly lines, automated end of line validation, artificial vision for quality monitoring, automated picking, and more. These technologies ensure that we will continue improving our products’ quality and benefit from additional cost-savings and efficiencies throughout the entire process.

As we look towards the future, it is important to note that we maintain 8,000+ Supernova units under Letter(s) of Intent (“LOI”) with existing partners. Iberdrola recently announced its intention to acquire the first 1,000 units, as part of its commitment to install 150,000 EV chargers by 2025.

Innovation is at the core of our growth strategy, and that’s why we continue expanding our product and solutions portfolio to meet the demands of this growing industry.

This quarter, we unveiled a new ultra-fast charger - Hypernova - and two new key energy management products – Eco-Smart and Sirius. Hypernova is a 350 kW DCFC that is capable of fully charging a car in under 15 minutes. While we still believe that the majority of charging will happen at home and work, ultra-fast chargers like Hypernova are critical to alleviating range anxiety and unlocking the potential for more long distance road trips in an EV.

Sirius is a cutting-edge energy management solution designed to maximize use of renewable energy in commercial buildings. Sirius is capable of managing various energy sources - solar panels, EVs, home and industrial batteries - and will automatically choose the greenest or cheapest source available to meet the building’s demand, as well as storing sustainable energy surpluses in EVs or battery walls plugged to the system.

Eco-Smart is a complimentary software feature that allows users to charge their cars:

a) solely using energy generated from their solar panels or

b) using a mix of energy from solar panels and from the grid.

Sirius and Eco-Smart are two examples of the innovative energy management features required if we truly want to accelerate the transition of sustainable transportation.

2021 Outlook

Our year-to-date results and what we continue to see with our customers as we expand into new regions with cutting-edge technologies supports our expected revenue of $79 million for full year 2021. Further, the fourth quarter is traditionally a strong period for the industry, given seasonal spending during Black Friday and the December holidays, in addition to OEMs pushing to hit year-end sales and carbon emission targets.

We also expect to deliver the first units of Supernova to Iberdrola before the end of 2021, which will officially mark our entry into the DCFC segment. Lastly, our second factory in Barcelona will be fully operational with the latest IoT and industry 4.0 technology to bolster our manufacturing capacity by the end of 2021.

Summary

Even though we are in the early days of the transition to electromobility, we believe that the winners of tomorrow will be decided today. It is for that reason that over the past 6 years, we have taken the strategic decisions to integrate manufacturing and validation in-house, expand globally, and develop the cutting-edge technology we offer today, all while not sacrificing on gross margins. It is also for that reason that we decided to go public in 2021. We believe that the infrastructure that we have set up over the past 6 years and the liquidity that we have gained through this transaction have perfectly positioned Wallbox to continue in this growth trajectory and be a global leader in the EV charging and energy management space.

Enric Asunción	Jordi Lainz

FOUNDER, CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

Forward Looking Statements

This Letter to Shareholders includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Letter to Shareholders that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding manufacturing quantities and capacity, Wallbox’s financials including future generation of revenue, cost savings and funding of Wallbox’s business plan, future technologies at Wallbox’s new facilities, developing of new products and industry related expectations and assumptions. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; and other important factors discussed under the caption “Risk Factors” in Wallbox’s Registration Statement on Form F-1 filed with the SEC on November 1, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this Letter to Shareholders. Any forward-looking statement that Wallbox makes in this Letter to Shareholders speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Appendixes

Table 1 - Net Cash

Net Cash Post-Transaction

KCAC Cash in Trust	$230,000,000

Cash in Trust Post-Redemptions	$141,113,180

PIPE	$111,000,000

Net Cash as of 9/30/2021	$18,390,034

Total Cash Post Transaction	$270,503,214

Transaction Fees	$38,734,909

Net Cash	$231,768,305

Table 2 - Total Shares Outstanding

Type	Share Number	Description

Total Class A Shares	137,739,755

Ordinary A Shares	106,778,437	Legacy WBX holders

Kensington Common Stock	19,861,318	KCAC shares after redemptions. Exchanged 1-for-1 for Ordinary A Shares

PIPE	11,100,000	Ordinary A Shares issued in a private placement (“PIPE Investment”)

Total Class B Shares	23,250,793	Wallbox founder Shares

Total Basic Shares Outstanding	160,990,548

Table 3 - Board Structure Breakdown